Exhibit 99.1

News Release	Contact: Jennifer Rogerson (808) 334-9455 investorrelations@cyanotech.com

Cyanotech Reports Financial Results for the Third Quarter and First Nine Months of Fiscal 2025

KAILUA KONA, Hawaii (February 11, 2025) — Cyanotech Corporation (OTCQB: CYAN), a world leader in microalgae-based, high-value nutrition and health dietary supplement products, announced financial results for the third quarter and first nine months of fiscal year 2025, ended December 31, 2024.

Commenting on the third quarter fiscal year 2025 results, Cyanotech’s President and Chief Executive Officer, Matthew K. Custer, said:

“I am pleased by our continued progress in the third quarter, with a 10.6% increase in net sales, building on the momentum that we established in the first half of the fiscal year.”

“As we noted last quarter, our focus on inventory management and strategic restocking has allowed us to meet demand more effectively. The increase in our gross profit to 35.3% reflects the positive results of those efforts. While bulk sales are helping drive growth, addressing the slower growth of packaged sales remains a priority.”

“We’ve reduced our operating losses compared to last year, however, we remain focused on navigating these challenges and proceeding cautiously as we enter the next quarter.”

Third Quarter Fiscal 2025

Cyanotech reported net sales of $6,172,000 for the third quarter of fiscal 2025 compared to $5,582,000 for the third quarter of fiscal 2024, an increase of 10.6%. Gross profit was $2,179,000, with gross profit margin of 35.3%, compared to gross profit of $1,649,000, with gross profit margin of 29.5%. Operating loss for the third quarter of fiscal 2025 was $50,000 compared to operating loss of $848,000 in the same period of the prior year. Net loss for the current fiscal quarter was $224,000, or $0.03 per diluted share, compared to net loss of $1,020,000, or $0.16 per diluted share, for the same period of the prior year.

First Nine Months of Fiscal 2025

Cyanotech reported net sales of $17,915,000 for the first nine months of fiscal 2025 compared to $17,101,000 for the same period in fiscal 2024, an increase of 4.8%. Gross profit was $5,134,000, with gross profit margin of 28.7%, compared to gross profit of $5,270,000, with gross profit margin of 30.8%. Operating loss for the first nine months of fiscal 2025 was $2,066,000 compared to operating loss of $2,689,000 in the same period of the prior year. Net loss for the first nine months of fiscal 2025 was $2,576,000, or $0.37 per diluted share, compared to net loss of $3,186,000, or $0.50 per diluted share, for the same period of the prior year.

Trailing Twelve Months

For the trailing twelve months ended December 31, 2024, compared to the trailing twelve months ended December 31, 2023, net sales were $23,885,000 compared to $22,492,000, respectively. Gross profit was $5,810,000, with gross profit margin of 24.3%, compared to $6,656,000 and 29.6%. Net loss was $4,657,000, or $0.66 per diluted share, compared to net loss of $4,616,000, or $0.72 per diluted share.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

Please review the Company’s Form 10-Q for the period ended December 31, 2024 for more detailed information.

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— Cyanotech will host a virtual broadcast at 8:00 PM ET on Wednesday, February 12, 2025 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. (noon) ET on Wednesday, February 12, 2025. The Company will respond only to relevant questions relating to the Company’s third quarter fiscal 2025 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

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About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity*. All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the third quarter fiscal 2025 ended December 31, 2024, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such, the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	December 31, 2024	March 31, 2024
ASSETS
Current assets:
Cash	$359	$707
Accounts receivable, net of allowance for credit losses of $29 and $11 as of December 31, 2024 and March 31, 2024, respectively	1,908	2,102
Inventories	7,751	7,313
Prepaid expenses and other current assets	533	469
Total current assets	10,551	10,591

Equipment and leasehold improvements, net	9,256	10,109
Operating lease right-of-use assets, net	4,032	4,284
Other assets	117	128
Total assets	$23,956	$25,112

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,151	$1,439
Accrued expenses	593	757
Customer deposits	65	198
Operating lease obligations, current portion	545	530
Short term debt - bank	890	1,240
Line of credit – related party	2,750	1,250
Current maturities of long-term debt	2,955	3,140
Total current liabilities	9,949	8,554

Long-term debt – related party	1,000	1,000
Long-term operating lease obligations	3,507	3,744
Total liabilities	14,456	13,298

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 7,155,858 shares at December 31, 2024 and 6,947,246 shares at March 31, 2024	143	139
Additional paid-in capital	34,834	34,576
Accumulated deficit	(25,477)	(22,901)
Total stockholders’ equity	9,500	11,814
Total liabilities and stockholders’ equity	$23,956	$25,112

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2024	2023	2024	2023

Net sales	$6,172	$5,582	$17,915	$17,101
Cost of sales	3,993	3,933	12,781	11,831
Gross profit	2,179	1,649	5,134	5,270

Operating expenses:
General and administrative	1,012	947	3,524	3,381
Sales and marketing	1,090	1,387	3,328	4,048
Research and development	127	163	348	530
Total operating expenses	2,229	2,497	7,200	7,959

Loss from operations	(50)	(848)	(2,066)	(2,689)

Interest expense, net	(174)	(172)	(510)	(495)

Loss before income taxes	(224)	(1,020)	(2,576)	(3,184)

Income tax expense	—	—	—	2

Net loss	$(224)	$(1,020)	$(2,576)	$(3,186)

Net loss per share:
Basic and diluted	$(0.03)	$(0.16)	$(0.37)	$(0.50)

Shares used in calculation of net loss per share:
Basic and diluted	7,156	6,554	7,036	6,404

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com